SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com	FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
WASHINGTON, D.C.
WILMINGTON
BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MOSCOW MUNICH PARIS SÃO PAULO SHANGHAI SINGAPORE SYDNEY TOKYO TORONTO VIENNA

January 20, 2017

VIA EDGAR

Heather Percival, Senior Attorney Office of Electronics and Machinery Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Lattice Semiconductor Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
(the “Amended Preliminary Proxy Statement”)
Filed December 28, 2016
File No. 000-18032

Dear Ms. Percival:

Set forth below are the responses of Lattice Semiconductor Corporation (the “Company,” “we” or “us”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter, dated January 9, 2017, concerning the Amended Preliminary Proxy Statement and the merger contemplated therein. For your convenience, each response of ours immediately follows the text of the corresponding comment of the Staff. The Staff’s comments have been indicated in bold italics. In addition to the responses below, we have filed today a revised version of the Amended Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) to address the Staff’s comments and update certain additional information. For the convenience of the Staff, we are delivering paper copies of this letter and copies of the Revised Proxy Statement marked to show changes from the Amended Preliminary Proxy Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Revised Proxy Statement, unless otherwise noted.

Ms. Heather Percival

January 20, 2017

Financing of the Merger, page 84

1.	Your revisions added in response to prior comment 1 imply that CVC, the large Chinese investment fund, is the source of funds for the transaction. If that is correct, please revise for clarity. If that is not correct, please revise to clarify the source of funds.

In response to the Staff’s comment, we have complied and revised our disclosure on page 84 of the Revised Proxy Statement under the heading “Financing of the Merger” to clarify the source of the funds for the proposed transaction.

Regulatory Approvals Required for the Merger, page 93

2.	Please expand your revisions in response to prior comment 2 to clarify why CFIUS may prevent or limit approval of the transaction. For example, we note your added disclosure regarding CFIUS determining the presence or absence of national security concerns. However, it is unclear from your disclosure why national security concerns are or are not present.

In response to the Staff’s comment, we have complied and revised the disclosure on page 93 of the Revised Proxy Statement under the heading “Regulatory Approvals Required for the Merger” to explain how potential national security concerns may relate to the proposed transaction.

***

Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey
Thomas J. Ivey, Esq.

cc:	Securities and Exchange Commission
Geoff Kruczek
Amanda Ravitz

cc:	Lattice Semiconductor Corporation
Darin G. Billerberck
Byron W. Milstead